Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

ph: 303-494-3000

fx: 303-494-6309

June 5, 2009

Cecilia Blye

U.S. Securities and Exchange Commission

Chief Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

China Ruitai International Holdings Co., Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

Commission File No.  0-04494

Dear Ms. Blye,

Please be advised that our law firm serves as legal counsel to China Ruitai International Holdings Co., Ltd., a Delaware corporation (the “Company”).  Enclosed please find the Company’s responses to your written comment letter dated May 11, 2009.

General

1.

We note from disclosure on page 46 of your 10K that you export products to customers in Iran and that sales to Iran represented 4.8% of your total 2008 sales.  Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contact with Iran, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, and services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government.  In this regard, we note from page 5 that your products are used in the petroleum industry.  Please tell us whether your products are used in the Iranian petroleum industry and, if so, the nature of their uses.  Please also tell us whether the government of Iran or any of its affiliates is a customer.

Response:

As disclosed on Form 8-K filed with the Securities and Exchange Commission on November 9, 2007, on November 8, 2007, the Company closed a Share Exchange Agreement with Pacific Capital Group, a Republic of Vanuatu corporation and the shareholders of Pacific Capital Group.  As a result of the share exchange, on November 8, 2007, Pacific Capital Group became a wholly-owned subsidiary of the Company. Pacific Capital Group owns a 99% ownership interest in TaiAn RuiTai Cellulose Co., Ltd., (“TaiAn”) a Chinese limited liability company that is engaged in the manufacture and sales of chemical products with a primary focus on cellulose ether.  As a result of the share exchange transaction, TaiAn became a majority-owned subsidiary of the Company.  All of the Company’s business operations are conducted exclusively through TaiAn.

The Chart below depicts the corporate structure of the Company. As depicted below, the Company owns 100% of the capital stock of Pacific Capital Group and has no other subsidiaries.  Pacific Capital Group owns 99% of the capital stock of TaiAn and has no other subsidiaries. TaiAn has no subsidiaries.

China RuiTai International Holdings Co., Ltd. (a Delaware corporation)

 ¯  100%

Pacific Capital Group Co., Ltd. (a Republic of Vanuatu corporation)

 ¯  99%

TaiAn RuiTai Cellulose Co., Ltd. (a PRC Limited Liability Company)

Neither the Company nor TaiAn have had or currently have any direct contacts or contracts with parties in Iran or the government of Iran, and in accordance with U.S. economic sanctions and export controls will not have any future direct or indirect contacts or contracts with parties in Iran or the government of Iran.  As explained more fully below, TaiAn has only had limited inadvertent indirect contact with Iran.  Also, as more fully explained below, the disclosure in the Company’s Form 10-K that Iran accounted for 4.8% of the Company’s annual revenue in 2008 was incorrectly listed.  During the fiscal year ended December 31, 2008, TaiAn sold products totaling 4.8% of its annual revenue to Viscochem Research and Development Co., Ltd. (“Viscochem”), a third party distributor located in United Arab Emirates (“UAE”), whose address is No. 9 Block-C, Ajman Free Zone, P.O. Box 1567 Ajman, U.A.E.  Subsequent to its purchase of TaiAn’s products, Viscochem resold some of the products to Iran.  In the Form 10-K for the fiscal year ended December 31, 2008, all sales to Viscochem were inadvertently characterized as sales to Iran.  Note 20 should have indicated that Viscochem, located in the UAE, accounted for 4.8% of the Company’s annual revenue for 2008.  The Company intends to file an amended Form 10-K to revise and amend note 20 to its financial statements to provide a more accurate disclosure regarding TaiAn’s inadvertent indirect contact with Iran.

During the fiscal year ended December 31, 2007, TaiAn sold a total of $1,099,498 in Hydroxypropyl Methyl Cellulose (“HPMC”), totaling approximately 2.86% of TaiAn’s annual revenue, to Viscochem.  Subsequent to the sale of the HPMC to Viscochem, according to available customs reports, Viscochem resold approximately: i) $353,940 of HPMC (61,200 kg) to parties in the United States; ii) $114,240 of HPMC (20,400 kg) to parties in Iran; iii) $56,000 of HPMC (10,000 kg) to parties in Ghana; and iv) $25,200 of HPMC (4,200 kg) to parties in India.  The amount of TaiAn’s products that were subsequently resold by Viscochem to parties in Iran accounted for approximately 0.3% of TaiAn’s annual revenue.

During the fiscal year ended December 31, 2008, TaiAn sold a total of $1,999,819 in HPMC and Hydroxypropyl Cellulose (“HPC”), totaling approximately 4.86% of TaiAn’s annual revenue, to

Viscochem.   Subsequent to the sale of its products to Viscochem, according to customs reports, Viscochem sold approximately: i) $834,500 of HPMC (138,400 kg) to parties in Iran; ii) $567,920 of HPMC (91,600 kg) to parties in the United States; iii) $342,000 of HPC (40,000 kg) to parties in Ghana; iv) $126,480 of HPMC (20,400 kg) to parties in Canada; and v) $124,000 of HPMC (20,000 kg) to parties in India.  The amount of TaiAn’s products that were subsequently resold by Viscochem to parties in Iran accounted for approximately 2% of TaiAn’s annual revenue.

Given that TaiAn’s only contact with Iran has been inadvertent indirect contact through the third party distributor Viscochem, neither the Company nor TaiAn have any knowledge of how its goods were distributed or utilized in Iran.  Furthermore, the Company and TaiAn have instructed Viscochem that its products are not to be resold to any parties in Iran.

2.

We note the disclosure on page 5 that you sell to customers in the Middle East.  Please provide the same information requested above for Iran with respect to any contacts with Syria or Sudan, countries generally understood to be encompassed by references to the Middle East.  As you may know, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Response:

The Company does not have any direct or indirect contact or contracts with either Syria or Sudan.

3.

Please discuss the materiality of your described contacts with Iran.  In your response, please tell us whether those contacts constitute a material investment risk for your security holders.  You should address materially both in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.  Please also provide the same information for any contacts with Syria or Sudan, if applicable.

Response:

 As noted in the response to Comment 1, the Company’s business operations are conducted exclusively through TaiAn, a Chinese limited liability company.  Additionally, as noted above, neither TaiAn nor the Company currently have, or have ever had, any direct contact or contracts with Iran.  TaiAn’s products were resold to Iran by the third party distributor Viscochem; TaiAn did not sell any products to Iran.   Furthermore, the Company has instructed Viscochem that it is not authorized to resell the Company’s products to Iran.

During the fiscal year ended December 31, 2007, the volume of the TaiAn’s products that Viscochem purchased and then resold to Iran totaled $114,240, or approximately 0.3% of TaiAn’s annual revenue.  During the fiscal year ended December 31, 2008, the volume of the TaiAn’s products that Viscochem purchased and then resold to Iran totaled $834,500, or approximately 2% of the TaiAn’s annual revenue.

Based upon the foregoing qualitative and quantitative factors we do not believe that a reasonable investor would consider TaiAn’s indirect contact with Iran to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and indirect nature and, given the fact that upon learning of the issues and problems posed by the business activities of Viscochem, the Company took immediate remedial measures.   Furthermore, notwithstanding the fact that Iran is still included on the U.S. State Department’s list of state sponsors of terrorism, the Company considers it unlikely that its Chinese subsidiary’s limited past indirect contact with Iran, some of which occurred prior to TaiAn being affiliated with a U.S. Corporation, is reasonably likely to lead to any perception on the part of customers, investors, employees, creditors or the public that would materially affect the Company’s business, financial results, or its reputation.  Additionally, by disclosing information regarding TaiAn’s indirect contacts with Iran in the Company’s Form 10-K and Form 10-K/A, the Company has made its investors aware of these minor indirect contacts.

Finally, the Company is aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  As noted above, the Company does not do business with Iran; the Company has only had indirect contact with Iran through a third party distributor and the Company has taken remedial measures to ensure that no future indirect contact occurs.  As a result, the Company does not feel that any divestment initiatives have, to date, had a material impact on the Company’s reputation or share value.  Furthermore, to the Company’s knowledge, state and municipal governments and universities are not currently material security holders of the Company’s common stock.

4.

Please tell us whether you must receive any governmental licenses or special permits to export chemicals to Iran, and discuss any applicable U.S. regulations.

Response:

 The Company now understands that, despite the fact that its subsidiary TaiAn is a Chinese limited liability company, both the Company and TaiAn have been, and continue to be, subject to the Iranian Transactions Regulations (“ITR”), Department of the Treasury, Office of Foreign Assets Control (“OFAC”).  More specifically, the Company understands that its operations are subject to 31 C.F.R. § 560.204 et seq. of the ITR, and if TaiAn were going to pursue sales of its products to Iran, TaiAn would need to obtain an export license from OFAC.    However, as noted above, the Company and TaiAn have instructed Viscochem that TaiAn’s products are not to be resold to any parties in Iran.

Sincerely,

/s/Gary S. Joiner, Esq.

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